Exhibit 4.2(C)

SECOND AMENDMENT AND EXTENSION
TO
LETTER OF CREDIT AND REIMBURSEMENT AGREEMENT

This Second Amendment and Extension (“Second Amendment”), dated and effective as of December 20, 2004 (the “Replacement Date”) is made by and among SERVOTRONICS, INC. (“Servo”) and TSV ELMA, INC. formerly known as TSV, Inc. (“TSV”), Delaware corporations having their principal offices at 1110 Maple Street, P.O. Box 300, Elma, New York 14059 (Servo and TSV are sometimes collectively and severally referred to herein as the “Company”) and FLEET NATIONAL BANK, a Bank of America company which is a national banking association and successor to Fleet Bank, with an office at Bank of America Building, Ten Fountain Plaza, Buffalo, New York 14202 (“Bank”).

Statement of the Premises

The Company and Fleet Bank have previously entered into a Letter of Credit and Reimbursement Agreement dated as of December 1, 1994, as amended by First Amendment and Extension to Letter of Credit and Reimbursement Agreement dated as of December 17, 1999 (“First Amendment”) between the Company and Fleet National Bank (as amended, the “Reimbursement Agreement”); and

The Erie County Industrial Development Agency (the “Agency”) issued its Industrial Development Revenue Bonds (1994 Servotronics, Inc. Project) in the aggregate principal amount of $5,000,000 (the “Bonds”) for the purpose of assisting in financing the Project, as defined in the Reimbursement Agreement; and

The Bank issued its irrevocable Letter of Credit, as renewed and extended pursuant to the First Amendment (the “Original Letter of Credit”) to facilitate the issuance and sale of the Bonds, all in accordance with the terms and conditions of the Reimbursement Agreement; and

The Original Letter of Credit will expire on December 21, 2004 and the Company has requested that Bank renew and extend the Original Letter of Credit for a second five-year period; and

Bank has agreed to renew and extend such Original Letter of Credit, provided that the Company agrees to the modification of certain financial covenants in the Reimbursement Agreement and certain other changes to the Reimbursement Agreement and the Company has agreed thereto, all upon the terms and conditions set forth herein.

Statement of Consideration

Accordingly, in consideration of the premises and under the authority of Section 5-1103 of the New York General Obligations Law, the Company and Bank agree as follows:

Agreement

1.    Amendment. Effective upon the satisfaction of all conditions specified in Section 4 hereof, the Reimbursement Agreement is hereby amended as follows:

A.    Section 1.01 of the Reimbursement Agreement is hereby amended by amending and restating the following definitions in their entirety to read as follows:

“Bank” shall mean Fleet National Bank, a Bank of America company which is a national banking corporation having an office at Bank of America Building, 10 Fountain Plaza, Buffalo, New York 14202.

“Debt Service Coverage Ratio” shall refer to the sum of Company’s and Company’s consolidated subsidiaries’ (i) net profits, (ii) depreciation and amortization, (iii) interest expense, and (iv) non-cash expense for such period, compared to the sum of Company’s and Company’s consolidated subsidiaries’ (v) current maturities of long-term debt (including capitalized leases), (vi) interest expense, and (vii) capital expenditures not funded by debt.

B.    Section 11.02 of the Reimbursement Agreement is hereby amended and restated to read in its entirety as follows:

11.02  Net Working Capital. Intentionally omitted.

C.    Section 11.03 of the Reimbursement Agreement is hereby amended and restated to read in its entirety as follows:

11.03  Tangible Net Worth. Intentionally omitted.

D.    Section 11.06 of the Reimbursement Agreement is hereby amended and restated in its entirety to read as follows:

11.06     Financial Statements. Will furnish to Bank: (i) within forty-five (45) days after the end of each of its fiscal quarters other than year end, an internally prepared consolidated and consolidating balance sheet, operating statement and statement of changes in shareholders’ equity (if such changes result from other than income) of Company at and as of the end of such quarter, together with copies of Company’s SEC Form 10-Q SB or equivalent filing; (ii) within one hundred twenty (120) days after the end of each of its fiscal years: a copy of SEC Form 10-K SB or equivalent filing, and consolidated and consolidating financial statements of Company as of the end of each such year audited by PricewaterhouseCoopers, LLP or any other independent certified public accountants reasonably satisfactory to Bank; (iii) together with each quarterly financial statement a certificate of the Chairman or Treasurer of Company certifying, to his best knowledge and belief, that (a) no Event of Default under the terms of this Agreement has occurred, and (b) no event which would constitute an Event of Default under this Agreement but for the requirement that notice be given or time elapse, or both, has occurred or, if any such event has occurred or then exists, stating the nature thereof and the steps being taken by Company to cure same; (iv) as soon as they are available, copies of all proxy statements, annual reports made available to its security holders and annual reports filed by Company with the Securities and Exchange Commission; and (v) as soon as they are available, copies of any management letters prepared by Company’s accountants.

E.    Effective on the Replacement Date, Exhibit A of the Reimbursement Agreement is hereby amended by the attachment thereto of the amendment attached hereto as Exhibit A.

2.    Extensions. Effective as of the Replacement Date, the Letter of Credit shall be extended for an additional five-year period which extension shall be effected by the issuance of an amendment to letter of credit in the form attached to this Amendment and Extension as Exhibit A.

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3.    Representations and Warranties. The Company makes the following representations and warranties to Bank which shall be deemed to be continuing representations and warranties so long as any obligations, including indebtedness of the Company to Bank arising under the Reimbursement Agreement or any note delivered pursuant thereto remain unpaid:

A.    Authorization. The Company has full power and authority to borrow under the Reimbursement Agreement, as amended hereby, and to execute, deliver and perform this Second Amendment and any documents delivered in connection with it and all other related documents and transactions, all of which have been duly authorized by all proper and necessary corporate action. The execution and delivery of this Second Amendment by the Company will not violate the provisions of, or cause a default under, the Company’s Certificate of Incorporation or By-Laws or any agreement to which the Company is a party or by which it or its assets are bound.

B.    Binding Effect. This Second Amendment has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms.

C.    Consents; Governmental Approvals. To the best of the Company’s knowledge, no consent, approval or authorization of, or registration, declaration or filing with, any governmental body or authority or any other party is required in connection with the valid execution, delivery or performance of this Second Amendment or any other document executed and delivered therewith or in connection with any other transactions contemplated hereby.

D.    No Events of Default. There is, on the date hereof, no event or condition which constitutes an Event of Default by the Company under any of the Financing Documents or which, with notice and/or the passage of time, would constitute an Event of Default.

E.    No Material Misstatements. Neither this Second Amendment nor any document delivered to Bank by or on behalf of the Company to induce Bank to enter into this Second Amendment contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading in light of the circumstances in which they were made.

4.     Conditions of Effectiveness. This Second Amendment shall become effective when and only when Bank shall have received counterparts of this Second Amendment executed by the Company and Bank and the following conditions shall have been fulfilled:

A.    Documents. All instruments, certificates and agreements to be furnished to the Bank hereunder shall be of such form and content as the Bank shall reasonably require, and the Company shall furnish such consents, authorizations and other instruments and agreements as the Bank may reasonably deem necessary to effectuate the intent of this Second Amendment.

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B.    Opinion of Counsel. Counsel to the Company shall have delivered to the Bank an opinion in form and substance satisfactory to the Bank.

C.    Authorization. The Company shall have taken appropriate corporate action to authorize, and the Company’s Board of Directors shall have adopted resolutions authorizing the execution and delivery of this Second Amendment and the taking of all action called for by this Second Amendment, and the Company shall have furnished to Bank certified copies of all such corporate action and Board resolutions and such other certified corporate documents as the Bank may request.

D.    Costs and Expenses. The Company shall have complied with Section 6 of this Second Amendment.

E.    Acknowledgment. G. N. Metals Products, Inc., The Ontario Knife Company and Queen Cutlery Company, Inc. shall each have delivered to Bank an Acknowledgment in form and substance satisfactory to Bank and such additional documents as Bank or its counsel may reasonably require and all documents, instruments and other legal matters in connection with this Second Amendment shall be satisfactory in form and substance to Bank and its counsel.

F.    Appraisal. Bank shall have received a limited appraisal of the Company’s real estate at 1110 Maple Street in Elma, New York, which shall be performed by an appraiser satisfactory to Bank, shall be in form and substance satisfactory to Bank in its sole discretion.

G.    Environmental Questionnaire. Bank shall have received an environmental questionnaire completed and executed by the Company and the form and substance thereof shall be satisfactory to the Bank in its sole discretion.

H.    Renewal Request. Bank shall have received a letter, executed by the Company, requesting renewal of the Original Letter of Credit and the form and substance thereof shall be satisfactory to the Bank in its sole discretion.

5.    Reference to and Effect on Financing Documents.

A.    Upon the effectiveness hereof, each reference in the Reimbursement Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference in the Financing Documents to the Reimbursement Agreement shall mean and be a reference to the Reimbursement Agreement as amended by this Second Amendment.

B.    The Reimbursement Agreement, as amended by this Second Amendment, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Second Amendment supersedes all prior negotiations and any course of dealing between the parties with respect to the subject matter hereof. This Second Amendment shall be binding upon the Company and its successors and assigns, and shall inure to the benefit of, and be enforceable by, Bank and each of its successors and assigns. The Reimbursement Agreement, as amended hereby, is in full force and effect and, as so amended, is hereby ratified and reaffirmed in its entirety. The Company acknowledges and agrees on the date hereof that the Reimbursement Agreement (as amended by this Second Amendment), the Collateral Lease Assignment, the Pledge Agreement, the Agency Mortgage and all other Financing Documents to which the Company is a party are in full force and effect, that the Company’s obligations thereunder and under this Second Amendment are its legal valid and binding obligations enforceable against it in accordance with the terms thereof and hereof, subject to bankruptcy, insolvency, and other similar laws affecting creditors’ rights generally, and it has no defense, whether legal or equitable, setoff or counterclaim to the payment and performance of such obligations.

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C.    The execution, delivery and effectiveness of this Second Amendment shall not operate as a waiver of any right, power or remedy of Bank under the Reimbursement Agreement, nor constitute a waiver of any provision of the Reimbursement Agreement.

6.    Costs and Expenses. The Company agrees to pay on demand all costs and expenses of Bank in connection with the preparation, negotiation, administration, execution and delivery of this Second Amendment and the other documents related hereto, including the reasonable fees, charges and disbursements of counsel for Bank.

7.    Governing Law. Pursuant to Section 5-1401 of the New York General Obligations Law, the laws of the State of New York shall govern the validity, construction, enforcement and interpretation of this Second Amendment in whole without regard to any rules of conflicts-of-laws that would require the application of the laws of any jurisdiction other than the State of New York.

8.    Headings. Section headings in this Second Amendment are included herein for convenience of reference only and shall not limit or otherwise affect the meanings of this Second Amendment or be used to construe its provisions.

9.    Execution in Counterparts. This Second Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same Second Amendment, regardless of whether or not the execution by all parties shall appear on any single counterpart. Delivery of an executed counterpart of a signature page to this Second Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Second Amendment.

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IN WITNESS WHEREOF, the parties hereto have each caused a counterpart of this Second Amendment to be executed by their respective representatives thereunto duly authorized, as of the date first above written.

            SERVOTRONICS, INC.

By: /s/ Lee D. Burns
Lee D. Burns
Treasurer and Chief Financial
Officer

            TSV ELMA, INC.

By: /s/ Lee D. Burns
Lee D. Burns
Treasurer and Chief Financial
Officer

            FLEET NATIONAL BANK,
            A Bank of America company

By: /s/ Colleen M. O’Brien
Colleen M. O’Brien
Vice President

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Exhibit 4.2(C)

STATE OF NEW YORK	)
) SS.:
COUNTY OF ERIE	)

On the 20th day of December, in the year 2004, before me, the undersigned, personally appeared LEE D. BURNS, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

/s/George F. Bellows
Notary Public
George F. Bellows
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 04/14/2006
STATE OF NEW YORK	)
) SS.:
COUNTY OF ERIE	)

On the 20th day of December, in the year 2004, before me, the undersigned, personally appeared COLLEEN M. O’BRIEN, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

/s/Lynn M. Kisker
Notary Public
Lynn M. Kisker
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 04/11/2006

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